January 17, 2006

George F. Ohsiek

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., MS 03-08

Washington D.C. 20549

Re: Hansen Natural Corporation

Dear Mr. Ohsiek:

Reference is made to your letter of January 3, 2006. For ease of reference we have used the same paragraph number as was used in your letter and have included your comment immediately above our response.

References in the “Hansen’s Response” sections of this letter to the words “Hansen”, “the Company”, “we”, “us”, and “our”, mean Hansen Natural Corporation and its subsidiaries. References herein to “you”, “your”, “staff” and “Commission” mean the U.S. Securities and Exchange Commission and its staff.

Form 10Q for the Quarter Ended September 30, 2005

Note 2. Summary of Significant Accounting Policies, page 7

Cash & cash equivalents and short-term investments, page 7

1.

Please disclose your accounting for your short-term investments. Additionally, please disclose the aggregate fair value, gross unrecognized holding gains, gross unrecognized holding losses, and the net carrying amount by major security type as of each balance sheet date. Please disclose the quantitative information, in tabular form, for those investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or longer. The information should be aggregated by each category of investment you disclosed in your footnotes. Additionally, disclose, in narrative form, information to allow the users of your financial statements to understand the quantitative disclosures and the information that you considered (both positive and negative) in reaching the conclusion that the impairments are not other-than-temporary. Refer to paragraphs 19-20 of SFAS 115 and EITF 03-1.

Mr. George F. Ohsiek, Jr.

Securities and Exchange Commission

January 17, 2006

Hansen’s Response:

We consider all short-term, highly liquid investments having original maturities of three months or less to be cash equivalents. All investments with original maturities greater than three months but less than twelve months are considered to be short-term investments.

We classify our debt securities in one of two categories: held-to-maturity or available-for-sale. Held-to-maturity securities are those securities in which we have the positive intent and ability to hold until maturity. All other securities not included in held-to-maturity are classified as available-for-sale. No securities are held for speculative or trading purposes.

Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization of accretion of premiums or discounts. A decline in the market value of any held-to-maturity security below cost that is deemed other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. The Company evaluates whether the decline in fair value of its investments is other-than temporary at each quarter-end. This evaluation consists of a review by management, and includes market pricing information and maturity dates for the securities held, market and economic trends in the industry and information on the investee company’s financial condition.

The carrying amount, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale and held-to-maturity short-term investments at September 30, 2005 and December 31, 2004 are as follows:

September 30, 2005
Major Security Type	Carrying Amount	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value	Continuos Unrealized Loss Position < 12 months	Continuos Unrealized Loss Position > 12 months
Held-to-maturity:
Debt securities of government sponsored entities	$5,946,837	$20,315	-	$5,967,152	-	-
Corporate Bonds	2,209,256	736	$3,990	2,206,002	$3,990	-
Commercial Paper	495,451	-	-	495,451	-	-
	$8,651,544	$21,051	$3,990	$8,668,605	$ 3,990	$0

December 31, 2004
Major Security Type	Carrying Amount	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value	Continuos Unrealized Loss Position < 12 months	Continuos Unrealized Loss Position > 12 months
Available-for-sale:
Debt securities of government sponsored entities	$10,300,000	-	-	$10,300,000	-	-
Municipal Bonds	7,000,000	-	-	7,000,000	-	-
	$17,300,000	$0	$0	$17,300,000	$0	$0

Mr. George F. Ohsiek, Jr.

Securities and Exchange Commission

January 17, 2006

We confirm that the difference between the carrying value, which is based on cost, and the aggregate fair value, (gross unrealized holding gains and gross unrealized holding losses) was immaterial at September 30, 2005 and that no securities so classified as “held-to-maturity” were sold. The contractual maturities of these securities were all within one year and for that reason were classified as short-term investments under current assets. We acknowledge the disclosure requirements indicated in SFAS 115 and EITF 03-1 with regard to the above and confirm that the disclosures required by and contemplated in SFAS 115 and EITF 03-1 will be included in our future filings for items that are material.

***

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not preclude the Commission from taking action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the responses above, please contact us at (951) 739-6200 at your convenience.

Sincerely,

/s/Rodney C. Sacks	/s/Hilton H. Schlosberg
Rodney C. Sacks Chairman of the Board of Directors and Chief Executive Officer	Hilton H. Schlosberg Vice Chairman of the Board of Directors, President, Chief Operating Officer, Chief Financial Officer and Secretary